Exhibit 99.200

For Immediate Release	November 8, 2021

The Valens Company Completes Acquisition of Leading, Premium Craft Licensed Producer, Citizen Stash Cannabis Corp.

Kelowna, and Vancouver, B.C., November 8, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “ Valens”) and Citizen Stash Cannabis Corp. (“Citizen Stash”) (formerly Experion Holdings Ltd.) (TSXV: CSC) (OTCQB: EXPFF) (FRANKFURT: MB31) are pleased to announce the successful completion of the previously announced plan of arrangement (the “Arrangement”), whereby Valens has acquired all of the issued and outstanding common shares and other securities of Citizen Stash (the “Citizen Stash Common Shares”) in an all share transaction, effective November 8, 2021.

Under the terms of the Arrangement, Citizen Stash shareholders are entitled to 0.1620 of a Valens common share (“Valens Share”) for each Citizen Stash Common Share held. The outstanding in-the-money Citizen Stash options were transferred to Citizen Stash in exchange for the applicable entitlement to the in-the-money amount for such options, payable in Valens Shares, net of applicable withholdings. Further, each Citizen Stash restricted share unit outstanding immediately prior to completion of the Arrangement (whether vested or unvested) was fully vested and transferred to Citizen Stash and cancelled in consideration for the issuance by Citizen Stash of a Citizen Stash Common Share that entitled the holder to 0.1620 of a Valens Share pursuant to the Arrangement, net of applicable withholdings. Lastly, Hillcrest Merchant Partners Inc. (“Hillcrest”) received 1,519,306 Citizen Stash Common Shares that entitled Hillcrest to 0.1620 of a Valens Share per Citizen Stash Common Share.

“With the completion of this strategic acquisition, Valens is poised to strengthen its position in the recreational market with the ownership of premium cannabis genetics, strains and products,” said Tyler Robson, Chief Executive Officer and Chair of the board of directors of The Valens Company. “As we enter the premium flower category, Valens now boasts a manufacturing and brands portfolio that focuses on two high growth categories of premium flower and 2.0 products. This is just the first step into the premium cannabis product category and consumers can stay tuned to see how we further leverage Citizen Stash’s asset light genetics portfolio to launch new innovative products in the future.”

The Arrangement was approved at the special meeting of Citizen Stash securityholders held on November 1, 2021, and by the Supreme Court of British Columbia on November 4, 2021. As a result of the closing of the Arrangement, the Citizen Stash Common Shares are expected to be delisted from the TSX Venture Exchange at the close of trading on or about November 12, 2021.

Valens intends to cause Citizen Stash to apply to the relevant regulatory authorities to cease to be a reporting issuer in the provinces of Canada in which it is a reporting issuer, such provinces being British Columbia, Alberta and Ontario.

“I would like to thank all the Citizen Stash shareholders for their support over the years. Going forward as a combined company, Citizen Stash and Valens are well-positioned to be the leading cannabis company in Canada and beyond. It has been an honour to serve our shareholders and I look forward to the next chapter,” commented Jarrett Malnarich, Chief Executive Officer of Citizen Stash.

Further information on the Arrangement is set out in the management information circular of Citizen Stash dated September 28, 2021, which is filed under Citizen Stash’s profile on the SEDAR website at www.sedar.com.

Valens continues to be in compliance with legal and regulatory requirements with respect to the cultivation, distribution, sale or possession of cannabis, to the extent applicable to the activities being undertaken by the Company in the jurisdictions in which it operates, being Canada, the United States, and Australia.

Advisors

Stikeman Elliott LLP acted as legal counsel to The Valens Company. Fasken Martineau DuMoulin LLP acted as legal counsel to Citizen Stash, and Hillcrest and Evans & Evans, Inc. acted as financial advisors to Citizen Stash.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid-based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

About Citizen Stash Cannabis Corp.

Citizen Stash is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of cannabis, based in Mission, BC.

Citizen Stash is best known as a rapidly growing adult-use premium cannabis brand offered nationally in nine provinces and territories. Citizen Stash has invested and developed a portfolio of premium cannabis genetics, strains and products with a unique growth strategy incorporating a highly scalable aggregation and distribution business model to drive revenues across its national sales network.

Citizen Stash trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “CSC” on the OTCQB Venture under the symbol “EXPFF” and on the Frankfurt Stock Exchange under the symbol “MB31”.

For further information, please visit Citizen Stash’s website at www.citizenstash.com.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

Notice Regarding Forward Looking Statements

This news release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These include statements regarding Valens’ and Citizen Stash’s intent, or the beliefs or current expectations of the officers and directors of Valens’ and Citizen Stash’s (the “Companies”) for Valens post-closing. When used in this news release, words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “forward”, “future”, “outlook”, “plan”, “intend” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “could”, “may”, “should”, “will”, “would” or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as delisting the Citizen Stash Common Shares from the TSX Venture Exchange, submitting an application for Citizen Stash to cease to be a reporting issuer and the market position of Valens as a result of the Arrangement. These forward-looking statements involve numerous risks and uncertainties, including those relating to required regulatory approvals and such other risk factors detailed from time to time in the Companies’ public disclosure documents including, without limitation, those risks identified in Valens’ annual information form for the year ended November 30, 2020, which is available on SEDAR at www.sedar.com, and Citizen Stash’s management’s discussion and analysis for the year ended November 30, 2020, which is available on SEDAR at www.sedar.com. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Companies assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either of the Companies updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.